File No. 82-1...

03 APR -8 AM 7:21

03007915

27 March 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

SUPPL

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

per **MARIAN GIBNEY**
Secretary and General Counsel

encl

File No. 82-173

Information Release

27 March 2003

CLOSURE OF ONE OF NORTHFLEET'S LEAD REFINERIES PROPOSED

Britannia Refined Metals Limited, a wholly owned subsidiary of M.I.M. Holdings Limited, is today putting a proposal to its workforce and trade unions to close one of the operation's three refineries at Northfleet, UK. This proposal will be the subject of a consultation period of at least 30 days.

MIM Managing Director Vince Gauci said that the proposal to close the low margin No 2 primary refinery followed the cessation of crude lead supply from MIM's Avonmouth zinc smelter, which was closed a month ago as part of the company's exit strategy from its two loss-making European zinc smelters.

"The proposed closure includes measures to further improve the productivity and competitiveness of the Northfleet operation and thus enhance its value. Under the proposal the remaining two refineries will continue processing crude lead from the company's Mount Isa mine and from recycled batteries and scrap," he said.

"As a result of the proposed closure and improvement measures, it is likely that about a quarter of the Northfleet workforce of 330 may be made redundant.

"No sales tonnages have been contracted from the No 2 refinery for the current calendar year.

"No significant net cash impact is expected from the proposed closure and restructuring.

"The No 2 refinery has been dedicated to refining crude lead from the company's now discontinued European zinc smelters. Therefore, retrenchment costs and asset write downs in connection with the closure of the No 2 refinery will add an estimated EBIT loss of £5 million/A$13 million (net loss after tax of £4 million/A$10.5 million) to the company's discontinuing operations in the current half year. The continuing operation at Northfleet is expected to record an EBIT profit in the current half year," Mr Gauci said.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone **(61 7) 3833 8000** *Facsimile (61 7) 3832 2426 Website www.mim.com.au*